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                               June 23, 2021

       Patrick Bracewell
       President and Chief Executive Officer
       Amalgamated Specialty Group Holdings, Inc.
       8401 Connecticut Avenue, Suite 300
       Chevy Chase, MD 20815

                                                        Re: Amalgamated
Specialty Group Holdings, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 25, 2021
                                                            File No. 024-11534

       Dear Mr. Bracewell:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note your disclosure on page 88 that "[i]f less than 2,260,000 shares are subscribed for in the subscription
offering, [you] may elect to offer the shares for sale in a public offering commencing during or
upon completion of the subscription offering." It appears that your offering structure may
constitute a delayed primary offering of securities. Please provide us with your legal
analysis regarding how your offering structure complies with Securities
                                                        Act Rule 251(d)(3).
Further, please note that we will refer your response to the Office of
                                                        Small Business Policy
in the Division of Corporation Finance for further review.
       Offering Circular Summary, page 1

   2. Please add a new subsection detailing the reasons for the conversion and offering.
 Patrick Bracewell
FirstName  LastNamePatrick  Bracewell
Amalgamated   Specialty Group Holdings, Inc.
Comapany
June       NameAmalgamated Specialty Group Holdings, Inc.
     23, 2021
June 23,
Page  2 2021 Page 2
FirstName LastName
Our Structure Following the Conversion, page 4

3. Please revise the post-conversion diagram to include the voting and ownership percentages of MCW Holdings and the Other Shareholders in the Company and the
         Company's ownership in ACIC.
The Subscription Offering, page 5

4. Please disclose the approximate percentage of your outstanding common stock represented by the number of shares to be issued in the offerings. Redemption of Subscription Rights, page 6

5. We note that each eligible member has a choice to either not purchase any shares in the offering and receive cash in the amount of $1,489.87 or to exercise subscription rights by purchasing shares in the offering for $10.00 per share. Please clarify the implied values of these choices by reference to your appraisal report and pro forma disclosures. Revise to include the pro forma per share disclosures that appear on page 40 and to highlight the implied value of the redemption price if it were applied to purchase subscription shares and the implied value of the $10 per share purchase price based on the pro forma numbers and appraisal report. Provide corresponding expanded disclosure in the main section.
Use of Proceeds, page 30

6. We note your disclosure that you may use a portion of the net proceeds to acquire other insurance companies and related businesses. Please disclose whether you currently have any understandings or agreements with any companies related thereto and provide the disclosure required by Item 6 of Part II of Form 1-A.
7. We note your disclosure that you may use a portion of the net proceeds to repay part or all of the $1.4 million of indebtedness that you will assume as part of the acquisition of
         ARM. Please provide the disclosure required by Instruction 6 to Item 6 of Part II of Form
         1-A.
Dividend Policy, page 31

8. Please disclose your intentions regarding payment of dividends on your shares of common stock or explain why there is uncertainty with respect to dividend payments.
Unaudited Pro Forma Balance Sheet, page 35

9. We note your $20.1 million pro forma adjustment to total investments, cash and cash equivalents on page 35. Please revise to provide footnote disclosure of this significant adjustment that includes the planned investments referred to in use of proceeds on page
         30.
10. Please revise to provide a footnote showing your calculation of the purchase price for
 Patrick Bracewell
FirstName  LastNamePatrick  Bracewell
Amalgamated   Specialty Group Holdings, Inc.
Comapany
June       NameAmalgamated Specialty Group Holdings, Inc.
     23, 2021
June 23,
Page  3 2021 Page 3
FirstName LastName
         American Risk Management, Inc., the allocation of that purchase price to specific identifiable tangible and intangible assets and liabilities (including any fair value adjustments), and the resulting goodwill. Explain how you determined the values assigned to the assets and liabilities and the 550,000 shares of Series A Preferred Stock to be given as consideration.
The Conversion and Offering, page 87

11. Please include a brief discussion of the material terms of the District of Columbia mutual-
         to-stock conversion statute.

Offering Deadline, page 91

12. We note your disclosure that you may, in your sole discretion, terminate this offering at any time and for any reason. Please disclose under what circumstances you would terminate the offering early and any factors to be considered in any such termination.
Marketing Arrangements, page 95

13. Please revise to clearly disclose that Griffin Financial will act as your placement agent and use its best efforts to assist you in selling your common stock in this offering, as you disclose on the cover page. Also please disclose the information required by Item 5 of
         Part II of Form 1-A.
Proposed Management Purchases, page 97

14. Please revise the table to address the following pursuant to Item 12 of Part II of Form 1A:

                include the Series A Preferred Stock that will be entitled to
0.83 votes per share; and

                disclose the implied ownership percentages of Patrick J. Bracewell and Joseph S.
              Bracewell III upon conversion of the Series A Preferred Stock to be issued to MCW by virtue of their 94% ownership interest therein.

         Alternatively, please tell us why you are not required to do so. The Appraisal, page 98

15. We note in the appraisal report that Boenning made certain downward adjustments, including for size, earnings prospects, liquidity of issue, dividend outlook, new issue risks, and subscription interest. Please expand your disclosure to discuss the reasons for such adjustments.
16. We refer to your disclosure at the bottom of page 102. Please revise to explain in greater detail how Boenning calculated or otherwise determined that a discount of approximately
         40% relative to the Guideline Group   s price-to-book value ratio is
warranted for ACIC.
 Patrick Bracewell
Amalgamated Specialty Group Holdings, Inc.
June 23, 2021
Page 4
Index to Financial Statements
General, page F-1

17. We note your disclosure on page 69 that Amalgamated Specialty Group Holdings, Inc.
         ("the registrant") was formed to acquire all of the capital stock of Amalgamated Casualty
         Insurance Company, has not engaged in any significant operations, and does not have any assets or liabilities. Please clarify if the registrant has been capitalized on other than a than nominal basis. Further, describe in sufficient detail, if applicable, any contingent liabilities and commitments of the registrant.

Exhibits

18. Noting your disclosure on page 96 that Griffin Financial will provide you with a fairness opinion for the ARM transaction, please file a consent from Griffin Financial. Refer to
         Item 17(11) of Part III of Form 1-A for guidance.
19. In its consent filed as Exhibit 11.2, Boenning disclaims that is comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933. Please have Boenning revise the consent to remove this disclaimer.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNamePatrick Bracewell                 Sincerely,
Comapany NameAmalgamated Specialty Group Holdings, Inc.
                                                    Division of Corporation
Finance
June 23, 2021 Page 4                                Office of Finance
FirstName LastName